Exhibit 99.1

BEZEQ GROUP REPORTS

THIRD QUARTER 2017 Financial results

Tel Aviv, Israel – November 30, 2017 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2017. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q3 2017	Q3 2016	% change
	(NIS millions)

Revenues	2,415	2,510	(3.8%)
Operating profit	544	599	(9.2%)
EBITDA	980	1,041	(5.9%)
EBITDA margin	40.6%	41.5%
Net profit	322	394	(18.3%)
Diluted EPS (NIS)	0.12	0.14	(14.3%)
Cash flow from operating activities	982	902	8.9%
Payments for investments	353	349	1.1%
Free cash flow [1]	677	577	17.3%
Net debt/EBITDA (end of period) [2]	2.29	2.31

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

David Granot, Bezeq’s Acting Chairman, stated, “The number of our wholesale broadband customers recently passed the half-million mark, after growing by more than 40,000 subscribers in the last quarter – the highest single-quarter growth since the start of 2016. This figure joins news of almost 200,000 TV subscribers recruited by the new market players. These data reflect the ongoing competition seen in the Israeli telecom market, and demand continued efforts to remove the structural separation imposed on Bezeq. Such removal will clear barriers currently preventing full operational efficiency, and enable a significant reduction in communication costs for households and businesses in Israel.”

Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “The Group companies continue to post strong financial results over the competition, and our year-to-date results are in-line with the guidance we provided to the market. In the short time since I came on board, I am impressed by Bezeq’s robust financial capacity, competitive assets, and state-of-the-art telecom infrastructures, all of which translate into tremendous potential for enhanced service offerings to our customers and the vast majority of the Israeli public.”

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 1

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2017 were NIS 2.42 billion, compared to NIS 2.51 billion in the same quarter of 2016, a decrease of 3.8%. The decrease was due to lower revenues in all key group segments.

Salary expenses in the third quarter of 2017 were NIS 502 million, compared to NIS 501 million in the same quarter of 2016, an increase of 0.2%.

Operating expenses in the third quarter of 2017 were NIS 956 million, compared to NIS 994 million in the same quarter of 2016, a decrease of 3.8%. The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which was influenced by the early adoption of accounting standard IFRS 15.

Other operating income, net in the third quarter of 2017 amounted to NIS 23 million compared to NIS 26 million in the same quarter of 2016. The decrease in other operating income was due to an increase in expenses as a result of a financial sanction imposed by the Ministry of Communications in the amount of NIS 11 million as well as an increase in provisions for legal claims, offset by an increase in capital gains from the sale of real estate at Bezeq Fixed-Line.

Depreciation expenses in the third quarter of 2017 were NIS 436 million, compared to NIS 442 million in the same quarter of 2016, a decrease of 1.4%. The decrease in depreciation expenses was due to a reduction in the ongoing depreciation expenses of the group. In addition, there was a decrease in the amortization of excess costs recorded in connection with the increase to a controlling stake in yes, partially offset by an increase in depreciation expenses in the cellular segment due to the early adoption of accounting standard IFRS 15.

Operating profit in the third quarter of 2017 was NIS 544 million compared to NIS 599 million in the same quarter of 2016, a decrease of 9.2%. EBITDA in the third quarter of 2017 was NIS 980 million (EBITDA margin of 40.6%) compared to NIS 1.04 billion (EBITDA margin of 41.5%) in the same quarter of 2016, a decrease of 5.9%.

Financing expenses in the third quarter of 2017 were NIS 94 million compared to NIS 104 million in the same quarter of 2016, a decrease of 9.6%. The decrease in financing expenses was primarily due to lower financing expenses at yes partially offset by an update in the estimated fair value of advanced payments made by the Company to Eurocom DBS of NIS 13 million.

Tax expenses in the third quarter of 2017 were NIS 128 million compared to NIS 99 million in the same quarter of 2016, an increase of 29.3%. The increase in tax expenses was due a decrease in tax expenses in the third quarter of 2016 as a result of tax adjustments in respect of prior years as well as an increase in nondeductible expenses in the third quarter of 2017 at Bezeq Fixed-Line.

Net profit in the third quarter of 2017 was NIS 322 million compared to NIS 394 million in the same quarter of 2016, a decrease of 18.3%. The decrease in net profit was due to the aforementioned reduction in revenues and increase in tax expenses.

Cash flow from operating activities in the third quarter of 2017 was NIS 982 million compared to NIS 902 million in the same quarter of 2016, an increase of 8.9%. The increase in cash flow from operating activities was due to changes in working capital.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 2

Payments for investments (Capex) in the third quarter of 2017 was NIS 353 million compared to NIS 349 million in the same quarter of 2016, an increase of 1.1%.

Free cash flow in the third quarter of 2017 was NIS 677 million compared to NIS 577 million in the same quarter of 2016, an increase of 17.3%. The increase in free cash flow was due to the aforementioned increase in cash flow from operating activities as well as an increase in proceeds from the sale of real estate due to timing differences.

Net financial debt of the Group was NIS 8.97 billion as of September 30, 2017 compared to NIS 9.40 billion as of September 30, 2016. As of September 30, 2017, the Group’s net financial debt to EBITDA ratio was 2.29, compared to 2.31 as of September 30, 2016.

2017 Outlook

Based on the information available to the Group today, below is the Bezeq Group’s outlook for 2017, as published in the Company’s annual report as of December 31, 2016:

Net profit attributable to shareholders:	Approximately NIS 1.4 billion
EBITDA:	Approximately NIS 4.0 billion
Free cash flow:	Approximately NIS 2.0 billion

The Company’s forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include the effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement, the realization of Company rights in the real estate property “Sakia” or the cancellation of the Group’s corporate/structural separation including the effects of the merger with yes.

b.	The forecasts are based, among other factors, on the Group’s assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group’s ability to implement its plans for 2017. In addition, the forecasts include the positive effect of the early adoption of accounting standard IFRS 15, beginning January 1, 2017, on EBITDA in the amount of NIS 120-160 million and on net profits in the amount of NIS 60-90 million. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group’s periodic report for the year 2016.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 3

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “We continue to lead the Israeli telecom market in the quality of our network and innovative services. During the quarter, we generated revenues through new growth drivers, which helped mitigate the impact of growing competition on our results. With exponential growth in uses of the Internet, it is clear today more than ever that fixed-line infrastructures are critical to economic growth on the national scale. A significant part of this growth is due to new television services such as Netflix, CellcomTV, and Partner.

Thanks to our investment in state-of-the-art infrastructure, hundreds of thousands of households are paying less for better television and Internet services. Working with our competitors, Bezeq serves more than 500,000 households through the wholesale market over our own infrastructure. Our products, outstanding services, and ongoing investments to provide cutting-edge services, including cloud-based and big-data services, give us a true competitive advantage that will allow us to retain our leadership well into the future.”

Revenues in the third quarter of 2017 were NIS 1.06 billion, compared to NIS 1.09 billion in the same quarter of 2016, a decrease of 2.6%. Total revenues were impacted by the decrease in telephony and transmission revenues, which were partially offset by higher revenues from broadband Internet services.

Revenues from telephony services in the third quarter of 2017 were NIS 345 million compared to NIS 375 million in the same quarter of 2016, a decrease of 8.0%. The decrease in telephony revenues was due to a reduction of 3.4% in the average revenue per line as well as a decrease of 3.6% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in the third quarter of 2017 were NIS 413 million compared to NIS 399 million in the same quarter of 2016, an increase of 3.5%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of Internet lines, which reached 1.61 million subscribers, coupled with an increase in revenues from new services and activities.

Revenues from transmission and data communication services in the third quarter of 2017 were NIS 247 million compared to NIS 261 million in the same quarter of 2016, a decrease of 5.4%. The decrease was due to a reduction in transmission revenues from telecommunication operators, partially offset by an increase in advanced services for businesses.

Operating expenses in the third quarter of 2017 were NIS 183 million, in-line with the corresponding quarter of 2016.

Salary expenses in the third quarter of 2017 were NIS 224 million compared to NIS 225 million in the same quarter of 2016, a decrease of 0.4%.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 4

Other operating income (net) in the third quarter of 2017 amounted to NIS 24 million compared to NIS 26 million in the same quarter of 2016, a decrease of 7.7%. The decrease in other operating income was due to an increase in expenses as a result of a financial sanction imposed by the Ministry of Communications in the amount of NIS 11 million as well as an increase in provisions for legal claims, offset by an increase in capital gains from the sale of real estate.

Operating profit in the third quarter of 2017 totaled NIS 492 million compared to NIS 519 million in the same quarter of 2016, a decrease of 5.2%. EBITDA in the third quarter of 2017 totaled NIS 678 million (EBITDA margin of 63.9%) compared to NIS 707 million (EBITDA margin of 64.9%) in the same quarter of 2016, a decrease of 4.1%.

Financing expenses in the third quarter of 2017 were NIS 107 million compared to NIS 93 million in the same quarter of 2016, an increase of 15.1%. The increase in financing expenses was primarily due to an update in the estimated fair value of advanced payments made by the Company to Eurocom DBS of NIS 13 million.

Tax expenses in the third quarter of 2017 were NIS 109 million compared to NIS 83 million in the same quarter of 2016, an increase of 31.3%. The increase in tax expenses was due a decrease in tax expenses in the third quarter of 2016 as a result of tax adjustments in respect of prior years as well as an increase in nondeductible expenses in the third quarter of 2017.

Net profit in the third quarter of 2017 totaled NIS 276 million compared to NIS 343 million in the same quarter of 2016, a decrease of 19.5%. The decrease in net profit was due to the aforementioned decrease in revenues and increase in financing and tax expenses.

Cash flow from operating activities in the third quarter of 2017 was NIS 573 million compared to NIS 526 million in the same quarter of 2016, an increase of 8.9%. The increase in cash flow from operating activities was due to changes in working capital.

Capex in the third quarter of 2017 was NIS 170 million compared to NIS 207 million in the same quarter of 2016, a decrease of 17.9%. The decrease in capex was primarily due to timing differences.

Free cash flow in the third quarter of 2017 was NIS 449 million compared to NIS 341 million in the same quarter of 2016, an increase of 31.7%. The increase in free cash flow was due to the aforementioned increase in cash flow from operating activities as well as a decrease in investments.

In the third quarter of 2017, the Company added 15,000 broadband Internet lines (retail and wholesale), totaling 1.61 million. The number of wholesale broadband Internet lines continued to grow and reached 484,000 lines, representing a sequential increase of 40,000 lines. During the past year, the number of wholesale lines grew by 137,000.

During the third quarter of 2017, average broadband speeds reached 49.5 Mbps compared to 47.2 Mbps sequentially, and 41.8 Mbps in the third quarter of 2016, representing a year-over-year increase of 18.4%.

Average revenue per Internet subscriber (ARPU - retail) in the third quarter of 2017 was NIS 91, in-line sequentially and up from NIS 89 in the third quarter of 2016.

The number of telephony access lines totaled 2.061 million at the end of September 2017, compared to 2.077 million sequentially and 2.137 million in the third quarter of 2016.

Average revenue per line (ARPL) in the third quarter of 2017 totaled NIS 56, compared to NIS 55 sequentially and NIS 58 in the third quarter of 2016.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 5

Bezeq Fixed-Line - Financial data	Q3 2017	Q3 2016	% change
	(NIS millions)

Total revenues	1,061	1,089	(2.6%)
Telephony revenues	345	375	(8.0%)
Broadband Internet revenues	413	399	3.5%
Transmission and data revenues	247	261	(5.4%)
Other revenues	56	54	3.7%
Operating profit	492	519	(5.2%)
EBITDA	678	707	(4.1%)
EBITDA margin	63.9%	64.9%
Net profit [1]	276	343	(19.5%)
Cash flows from operating activities	573	526	8.9%
Payments for investments	170	207	(17.9%)
Free cash flow [2]	449	341	31.7%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q3 2017	Q2 2017	Q3 2016

Active subscriber lines (in thousands) [1]	2,061	2,077	2,137
Average monthly revenue per line (NIS) [2]	56	55	58
Outgoing minutes (millions)	1,134	1,100	1,297
Incoming minutes (millions)	1,266	1,220	1,383
Churn rate (%) [3]	2.4%	2.4%	2.6%
Total broadband Internet lines (in thousands)[4]	1,608	1,593	1,539
Of which: Wholesale broadband Internet lines (in thousands) [4]	484	444	347
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	91	91	89
Average broadband speed per subscriber (end of period, Mbps)	49.5	47.2	41.8

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).  Active subscriber lines are presented at the end of each period.

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines.  Retail - direct Internet subscriber of the Company;  Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.  Broadband Internet lines are presented at the end of each period.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 6

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “We continue to successfully implement our strategic plan, as can be seen in the continued growth of our subscriber base. We added 65,000 subscribers in the quarter, and 156,000 subscribers since the start of the year. This growth has stemmed the erosion in service revenues, even improving Pelephone’s revenues compared to previous quarters.

Our growth is made possible by an extensive network of distribution channels, and increased collaboration with leading retailers in Israel.

We are the only company to deploy and roll out the MIMO4*4 and Beamforming technologies on a national scale, maintaining leadership as the fastest and most advanced cellular network in Israel.

We have invested in improving our roaming service in terms of user experience and the range of available plans and destinations. In the past quarter, we reaped the rewards of this investment, posting the largest number of users on the Company’s roaming services.”

Total revenues in the third quarter of 2017 were NIS 635 million compared to NIS 632 million sequentially and NIS 649 million in the same quarter of 2016, a quarter-over-quarter increase of 0.5% and a year-over-year decrease of 2.2%.

Revenues from cellular services in the third quarter of 2017 were NIS 461 million compared to NIS 449 million sequentially and NIS 468 million in the same quarter of 2016, a quarter-over-quarter increase of 2.7% and a year-over-year decrease of 1.5%. The increase in revenues from cellular services compared to the sequential quarter was due to an increase in subscribers as well as in revenues from roaming services. The growth in subscribers has stemmed the erosion in service revenues.

Revenues from equipment sales in the third quarter of 2017 were NIS 174 million, compared to NIS 183 million sequentially and NIS 181 in the same quarter of 2016, a decrease of 4.9% and 3.9%, respectively. The decrease in revenues from equipment sales was primarily due to the cancellation of purchase tax on imported cellular handsets that led to a reduction in prices as well as a decrease in handsets sold.

Operating expenses in the third quarter of 2017 were NIS 613 million compared to NIS 602 million sequentially and NIS 622 million in the same quarter of 2016, a quarter-over-quarter increase of 1.8% and a year-over-year decrease of 1.4%. The decrease in operating expenses compared to the corresponding quarter was primarily due to a reduction in dealer commissions that were capitalized due to the early adoption of accounting standard IFRS 15 as well as a decrease in the cost of sales of cellular handsets, engineering expenses, and continued efficiency measures.

Operating profit in the third quarter of 2017 was NIS 22 million, compared to NIS 30 million sequentially and NIS 27 in the same quarter of 2016, a decrease of 26.7% and 18.5%, respectively. The sequential decrease in operating profit was primarily due to one-time estimates that were adjusted in the previous quarter which were partially offset by an increase in service revenues. The year-over-year decrease was primarily due to a reduction in revenues, partially offset by a reduction in dealer commissions that were capitalized due to the early adoption of accounting standard IFRS 15, partially mitigated by an increase in depreciation expenses.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 7

EBITDA in the third quarter of 2017 was NIS 122 million (EBITDA margin of 19.2%), compared to NIS 129 million (EBITDA margin of 20.4%) sequentially and NIS 119 million (EBITDA margin of 18.3%) in the same quarter of 2016, a quarter-over-quarter decrease of 5.4% and a year-over-year increase of 2.5%. The sequential decrease in EBITDA, despite the increase in revenues, was primarily due to one-time estimates that were adjusted in the previous quarter. The year-over-year increase was primarily due to a reduction in dealer commissions that were capitalized due to the early adoption of accounting standard IFRS 15.

Net profit in the third quarter of 2017 was NIS 24 million compared to NIS 34 million sequentially and NIS 32 million in the same quarter of 2016, a decrease of 29.4% and 25.0% respectively. The sequential decrease in net profit was primarily due to one-time estimates that were adjusted in the previous quarter partially offset by an increase in service revenues.

Cash flow from operating activities in the third quarter of 2017 was NIS 209 million compared to NIS 193 million sequentially and NIS 152 million in the same quarter of 2016, an increase of 8.3% and 37.5% respectively. The increase in cash flow from operating activities compared to the previous and corresponding quarters was due to an improvement in working capital.

The number of Pelephone subscribers increased by 65,000 in the third quarter of 2017 and reached 2.475 million as of September 30, 2017.

ARPU in the third quarter of 2017 was NIS 63 compared to NIS 61 sequentially and NIS 68 in the same quarter of 2016.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 8

Pelephone - Financial data	Q3 2017	Q3 2016	% change
	(NIS millions)

Total revenues	635	649	(2.2%)
Service revenues	461	468	(1.5%)
Equipment revenues	174	181	(3.9%)
Operating profit	22	27	(18.5%)
EBITDA	122	119	2.5%
EBITDA margin	19.2%	18.3%
Net profit	24	32	(25.0%)
Cash flows from operating activities	209	152	37.5%
Payments for investments	78	64	21.9%
Free cash flow [1]	131	88	48.9%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q3 2017	Q2 2017	Q3 2016

Total subscribers (end of period, in thousands) [1]	2,475	2,410	2,348
Average revenue per user (ARPU, NIS) [2]	63	61	68
Churn rate [3]	6.8%	6.1%	6.1%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.  The churn rate in Q2 2017 does not include the effect of the disconnection of 83 thousand CDMA subscribers at the time of the closing of the network.  In addition, Q2 2016 does not include the write-off of CDMA subscribers.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 9

 Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “Our focus and significant growth in promoting telecom solutions for businesses offset the continuing erosion of the international calls segment, especially in light of intense competition across our various markets. We continue to focus on innovation and expand our service offerings in cyber-protection for households and businesses.”

Revenues in the third quarter of 2017 reached NIS 367 million compared to NIS 384 million in the same quarter of 2016, a decrease of 4.4%. The decrease in revenues was primarily due to the significant decrease in the international calls and hubbing segments, which also influenced profitability metrics.

Operating profit in the third quarter of 2017 was NIS 39 million compared to NIS 45 million in the same quarter of 2016, a decrease of 13.3%. EBITDA in the third quarter of 2017 was NIS 73 million (EBITDA margin of 19.9%), compared to NIS 80 million (EBITDA margin of 20.8%) in the same quarter of 2016, a decrease of 8.8%. Net profit in the third quarter of 2017 was NIS 27 million, compared to NIS 33 million in the same quarter of 2016, a decrease of 18.2%.

Cash flow from operating activities in the third quarter of 2017 was NIS 74 million, compared to NIS 65 million in the same quarter of 2016, an increase of 13.8%.

Free cash flow in the third quarter of 2017 was NIS 45 million compared to NIS 41 million in the same quarter of 2016, an increase of 9.8%. The increase in free cash flow was due to changes in working capital.

Bezeq International	Q3 2017	Q3 2016	% change
	(NIS millions)

Revenues	367	384	(4.4%)
Operating profit	39	45	(13.3%)
EBITDA	73	80	(8.8%)
EBITDA margin	19.9%	20.8%
Net profit	27	33	(18.2%)
Cash flows from operating activities	74	65	13.8%
Payments for investments	31	24	29.2%
Free cash flow [1]	45	41	9.8%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 10

yes Results

Ron Eilon, CEO of yes, stated, “We continue to lead the Israeli multi-channel television market with our premium services, providing a level of product innovation never before seen in the country. After bringing 4K broadcasting to Israel, in this quarter we also introduced a smart remote with voice-recognition capabilities. In online television, thousands of early-adopters have already connected to our pioneering STING TV service, which appeals to digitally-connected consumers with a full range of local and international content.”

Revenues in the third quarter of 2017 were NIS 406 million compared to NIS 434 million in the same quarter of 2016, a decrease of 6.5%. The decrease in revenues was primarily due to a reduction in the average number of subscribers as well as a decrease in the average revenue per subscriber.

Operating profit in the third quarter of 2017 was NIS 35 million compared to NIS 62 million in the same quarter of 2016, a decrease of 43.5%. The decrease in operating profit was primarily due to a decrease in revenues.

EBITDA in the third quarter of 2017 was NIS 107 million (EBITDA margin of 26.4%), compared to NIS 137 million (EBITDA margin of 31.6%) in the same quarter of 2016, a decrease of 21.9%.

Financing expenses/income in the third quarter of 2017 amounted to financing income of NIS 1 million compared to financing expenses of NIS 26 million in the same quarter of 2016. Financing expenses were influenced by a change in the fair value of financial assets as well as income from linkage differentials in respect of debentures.

Profit before financing income from shareholders and taxes in the third quarter of 2017 was NIS 36 million, in-line with the same quarter of 2016. Profits before financing income from shareholders and taxes were influenced by the decrease in operating profit in the current quarter offset by the decrease in financing expenses compared to the corresponding quarter.

Net loss in the third quarter of 2017 was NIS 123 million compared to NIS 142 million in the same quarter of 2016. The decrease in net loss was primarily due to the reduction in financing expenses from shareholder loans due to the conversion of shareholder loans to equity, offset by the complete reduction in the tax asset. Excluding the adjustment for the decrease in the tax asset, net profit in the third quarter of 2017 was NIS 35 million.

Cash flow from operating activities in the third quarter of 2017 was NIS 115 million compared to NIS 154 million in the same quarter of 2016, a decrease of 25.3%. The decrease was primarily due to a decrease in profitability.

The number of yes subscribers in the third quarter of 2017 decreased by 6,000 to a total of 597,000 subscribers.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 11

ARPU in the third quarter of 2017 was NIS 226 compared to NIS 233 in the same quarter of 2016, a decrease of 3.0%.

yes - Financial data	Q3 2017	Q3 2016	% change
	(NIS millions)

Revenues	406	434	(6.5%)
Operating profit	35	62	(43.5%)
EBITDA	107	137	(21.9%)
EBITDA margin	26.4%	31.6%
Profit before finance expenses to shareholders and taxes	36	36	0.0%
Net profit (loss)	(123)	(142)	(13.4%)
Cash flows from operating activities	115	154	(25.3%)
Payments for investments	69	51	35.3%
Free cash flow [1]	46	104	(55.8%)

1 Free cash flow is defined as cash flows from operating activities less net  payments for investments.

yes - KPIs	Q3 2017	Q2 2017	Q3 2016

Number of subscribers (end of period, in thousands) [1]	597	603	618
Average revenue per user (ARPU, NIS) [2]	226	229	233
Churn rate (%) [3]	4.8%	3.8%	4.5%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 12

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. David Granot, Bezeq’s Acting Chairman, and Mr. Yali Rothenberg, Bezeq’s Chief Financial Officer on Thursday, November 30, 2017, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0610

Israel Phone Number: 03-918-0610

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, December 6, 2017. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5937

Israel Phone Number: 03-925-5937

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 13

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 14

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Income Statements

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	7,331	7,580	2,415	2,510	10,084
Costs of activity
General and operating expenses	2,888	2,984	956	994	4,012
Salaries	1,500	1,509	502	501	2,012
Depreciation and amortization	1,288	1,331	436	442	1,739
Other operating income, net	(28)	(33)	(23)	(26)	-
	5,648	5,791	1,871	1,911	7,763

Operating income	1,683	1,789	544	599	2,321
Financing expenses (income)
Financing expenses	358	360	112	119	508
Financing income	(61)	(49)	(18)	(15)	(61)
Financing expenses, net	297	311	94	104	447

Profit after financing expenses, net	1,386	1,478	450	495	1,874
Share in losses of equity-accounted investees	(4)	(4)	-	(2)	(5)
Profit before income tax	1,382	1,474	450	493	1,869
Income tax	352	415	128	99	625
Profit for the period	1,030	1,059	322	394	1,244

Basic and diluted earnings per share	0.37	0.38	0.12	0.14	0.45

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 15

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gains from the sale of fixed assets (mainly real estate)	(64)	(62)	(45)	(22)	(107)
Provision for early retirement	15	18	3	3	96
Others	21	11	19	(7)	11
Total other operating income, net	(28)	(33)	(23)	(26)	-

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 16

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets

	September 30, 2017	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	2,471	938	648
Investments	94	908	586
Trade receivables	1,948	1,998	2,000
Other receivables	294	191	219
Eurocom DBS Ltd., related party	43	29	-
Inventory	101	96	106
Total current assets	4,951	4,160	3,559

Trade and other receivables	520	641	644
Broadcasting rights, net of rights exercised	457	450	432
Fixed assets	6,817	6,840	6,876
Intangible assets	2,894	3,121	3,047
Deferred tax assets	1,014	1,103	1,007
Deferred expenses and non-current investments	489	388	382
Total non-current assets	12,191	12,543	12,388
Total assets	17,142	16,703	15,947

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 17

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets (Cont’d)

	September 30, 2017	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	555	2,135	1,825
Trade and other payables	1,807	1,599	1,610
Current tax liabilities	118	171	104
Liability to Eurocom DBS Ltd., related party	-	6	32
Employee benefits	251	280	315
Provisions	94	87	80
Dividend payable	708	665	-
Total current liabilities	3,533	4,943	3,966

Loans and debentures	10,978	9,111	9,128
Employee benefits	260	237	258
Derivatives and other liabilities	292	257	244
Deferred tax liabilities	104	81	101
Provisions	48	47	47
Total non-current liabilities	11,682	9,733	9,778

Total liabilities	15,215	14,676	13,744

Total equity	1,927	2,027	2,203
Total liabilities and equity	17,142	16,703	15,947

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 18

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,030	1,059	322	394	1,244
Adjustments:
Depreciation and amortization	1,288	1,331	436	442	1,739
Share in losses of equity-accounted investees	4	4	-	2	5
Financing expenses, net	321	335	94	115	474
Capital gain, net	(64)	(62)	(45)	(22)	(107)
Income tax expenses	352	415	128	99	625

Change in trade and other receivables	121	116	105	53	106
Change in inventory	(10)	7	2	2	(20)
Change in trade and other payables	64	(110)	103	(12)	(24)
Change in provisions	15	(12)	16	(3)	(19)
Change in employee benefits	(62)	(100)	(65)	(92)	(65)
Change in other liabilities	(30)	8	4	16	23
Net income tax paid	(346)	(297)	(118)	(92)	(455)
Net cash from operating activities	2,683	2,694	982	902	3,526

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 19

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used for investing activities
Purchase of fixed assets	(835)	(901)	(255)	(290)	(1,193)
Investment in intangible assets and deferred expenses	(304)	(180)	(98)	(59)	(223)
Investment in deposits with banks and others	(76)	(867)	(76)	-	(917)
Disposal of deposits with banks and others	558	711	-	-	1,088
Proceeds from the sale of fixed assets	76	122	48	24	138
Tax payment for shareholder’s loans	-	(461)	-	(461)	(461)
Miscellaneous	(6)	1	(7)	2	1
Net cash used in investing activities	(587)	(1,575)	(388)	(784)	(1,567)

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 20

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows in financing activities
Issue of debentures and receipt of loans	1,917	1,661	500	-	2,161
Repayment of debentures and loans	(1,325)	(1,085)	(456)	(279)	(1,841)
Dividend paid	(578)	(776)	-	-	(1,441)
Interest paid	(217)	(256)	(18)	(32)	(458)
Payment to Eurocom DBS for acquisition of DBS loans and shares	(61)	(256)	-	(198)	(256)
Miscellaneous	(9)	(24)	(3)	(9)	(31)
Net cash from (used in) financing activities	(273)	(736)	23	(518)	(1,866)
Increase (decrease) in cash and cash equivalents, net	1,823	383	617	(400)	93
Cash and cash equivalents at beginning of period	648	555	1,854	1,338	555
Cash and cash equivalents at end of period	2,471	938	2,471	938	648

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 21

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 15 on the consolidated interim statement of income

	Nine months ended September 30, 2017				Three months ended September 30, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
General and operating expenses	2,989	(101)	2,888	993	(37)	956
Salaries	1,525	(25)	1,500	511	(9)	502
Depreciation and amortization expenses	1,255	33	1,288	419	17	436
Operating income	1,590	93	1,683	515	29	544
Profit after financing expenses	1,293	93	1,386	421	29	450
Profit before income tax	1,289	93	1,382	421	29	450
Income tax	330	22	352	121	7	128
Profit for the period	959	71	1,030	300	22	322

BEZEQ GROUP REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS	PAGE | 22

Bezeq Facts & Figures Q3 2017

Three months ending September 30, 2017

Index of contents

Sheet I-	Financials
Sheet II-	Other income / expenses
Sheet III-	Key Performance Indicators (KPIs)
Sheet IV-	Dividends
Sheet V-	Glossary

For further information:

Bezeq Investor Relations

Phone     +9722 539 5441

ir@bezeq.co.il

www.bezeq.co.il

The data in this metrics file contains partial information from the public reports of Bezeq under the Israeli Securities Law for which the Hebrew reports can be accessed at the Israeli Securities Authority's website. The metrics file is a not a substitute for a review of the detailed reports of Bezeq.

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
(NIS millions, except for EPS)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Bezeq Group (1)
Key Income Statement Metrics
Revenues	11,136	11,015	11,519	11,987	11,373	10,278	9,563	9,055	9,985	2,559	2,511	2,510	2,504	10,084	2,453	2,463	2,415
QoQ Change										-1.8%	-1.9%	0.0%	-0.2%		-2.0%	0.4%	-1.9%
YoY Change		-1.1%	4.6%	4.1%	-5.1%	-9.6%	-7.0%	-5.3%	10.3%	17.7%	-3.5%	-3.5%	-3.9%	1.0%	-4.1%	-1.9%	-3.8%
Depreciation & amortization	1,509	1,458	1,485	1,409	1,395	1,436	1,311	1,281	1,684	449	440	442	408	1,739	428	424	436
QoQ Change										-2.2%	-2.0%	0.5%	-7.7%		4.9%	-0.9%	2.8%
YoY Change		-3.4%	1.9%	-5.1%	-1.0%	2.9%	-8.7%	-2.3%	31.5%	41.6%	-2.4%	-3.3%	-11.1%	3.3%	-4.7%	-3.6%	-1.4%
Salaries	2,192	2,161	1,990	2,024	2,090	1,976	1,872	1,768	1,957	513	495	501	503	2,012	504	494	502
QoQ Change										-0.4%	-3.5%	1.2%	0.4%		0.2%	-2.0%	1.6%
YoY Change		-1.4%	-7.9%	1.7%	3.3%	-5.5%	-5.3%	-5.6%	10.7%	16.9%	-0.4%	-1.0%	-2.3%	2.8%	-1.8%	-0.2%	0.2%
Other operating expenses (income)	39	96	201	(216)	139	(128)	(15)	(586)	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)
QoQ Change										-93.4%	-340.0%	116.7%	N/M		N/M	-75.0%	2200.0%
YoY Change			N/M	NM	NM	NM	N/M	N/M	-83.8%	N/M	-91.5%	100.0%	-56.6%	N/M	N/M	-91.7%	-11.5%
Operating Profit	2,321	2,640	2,972	3,744	3,255	3,041	2,819	3,226	2,570	574	616	599	532	2,321	566	573	544
QoQ Change										17.6%	7.3%	-2.8%	-11.2%		6.4%	1.2%	-5.1%
YoY Change		13.7%	12.6%	26.0%	-13.1%	-6.6%	-7.3%	14.4%	-20.3%	-9.7%	-22.4%	-8.1%	9.0%	-9.7%	-1.4%	-7.0%	-9.2%
Finance expenses (income), net	182	140	(31)	109	212	151	145	130	263	102	105	104	136	447	101	102	94
QoQ Change										N/M	2.9%	-1.0%	30.8%		-25.7%	1.0%	-7.8%
YoY Change		-23.1%			94.5%	-28.8%	-4.0%	-10.3%	102.3%	175.7%	-18.6%	4.0%	N/M	70.0%	-1.0%	-2.9%	-9.6%
Income taxes	666	720	807	932	755	778	651	815	598	183	133	99	210	625	113	111	128
QoQ Change										53.8%	-27.3%	-25.6%	112.1%		-46.2%	-1.8%	15.3%
YoY Change		8.1%	12.1%	15.5%	-19.0%	3.0%	-16.3%	25.2%	-26.6%	20.4%	-27.3%	-31.3%	76.5%	4.5%	-38.3%	-16.5%	29.3%
Net profit attributed to Bezeq shareholders	1,330	1,627	3,603	2,443	2,074	1,861	1,771	2,111	1,721	288	377	394	185	1,244	350	358	322
QoQ Change										-22.0%	30.9%	4.5%	-53.0%		89.2%	2.3%	-10.1%
YoY Change		22.3%	121.5%	-32.2%	-15.1%	-10.3%	-4.8%	19.2%	-18.5%	-37.8%	-21.8%	-3.2%	-49.9%	-27.7%	21.5%	-5.0%	-18.3%
Adjusted EBITDA	3,869	4,194	4,658	4,937	4,789	4,349	4,115	3,921	4,159	1,028	1,044	1,015	973	4,060	990	996	957
QoQ Change										0.5%	1.6%	-2.8%	-4.1%		1.7%	0.6%	-3.9%
YoY Change		8.4%	11.1%	6.0%	-3.0%	-9.2%	-5.4%	-4.7%	6.1%	9.8%	-5.4%	-7.4%	-4.9%	-2.4%	-3.7%	-4.6%	-5.7%
EBITDA, reported	3,830	4,098	4,457	5,153	4,650	4,477	4,130	4,507	4,254	1,023	1,056	1,041	940	4,060	994	997	980
QoQ Change										8.0%	3.2%	-1.4%	-9.7%		5.7%	0.3%	-1.7%
YoY Change		7.0%	8.8%	15.6%	-9.8%	-3.7%	-7.8%	9.1%	-5.6%	7.3%	-15.2%	-6.1%	-0.7%	-4.6%	-2.8%	-5.6%	-5.9%
Earnings Per Share - Basic	0.51	0.62	1.37	0.91	0.77	0.68	0.65	0.77	0.63	0.10	0.14	0.14	0.07	0.45	0.13	0.13	0.12
Earnings Per Share - Diluted	0.50	0.61	1.34	0.90	0.76	0.68	0.65	0.77	0.62	0.10	0.14	0.14	0.07	0.45	0.13	0.13	0.12
Shares Outstanding - Basic	2,605	2,605	2,635	2,675	2,714	2,720	2,726	2,736	2,750	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765
Shares Outstanding - Diluted	2,641	2,649	2,685	2,717	2,725	2,726	2,741	2,755	2,763	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765
Key Cash Flow Metrics
Operating cash flow	2,697	3,068	3,655	3,696	3,186	4,014	4,152	3,796	3,740	922	870	902	832	3,526	826	875	982
QoQ Change										3.7%	-5.6%	3.7%	-7.8%		-0.7%	5.9%	12.2%
YoY Change		13.7%	19.1%	1.1%	-13.8%	26.0%	3.4%	-8.6%	-1.5%	-4.1%	3.6%	-14.1%	-6.4%	-5.7%	-10.4%	0.6%	8.9%
Capital expenditures, gross (cash flow)	991	1,531	1,535	1,622	1,903	1,540	1,228	1,275	1,635	345	387	349	335	1,416	380	406	353
QoQ Change										4.9%	12.2%	-9.8%	-4.0%		13.4%	6.8%	-13.1%
YoY Change		54.5%	0.2%	5.7%	17.3%	-19.1%	-20.3%	3.8%	28.2%	-6.3%	-24.3%	-18.3%	1.8%	-13.4%	10.1%	4.9%	1.1%
Capital expenditures, net	814	1,384	1,445	1,489	1,637	1,235	916	1,045	1,484	303	331	325	319	1,278	370	388	305
QoQ Change										2.0%	9.2%	-1.8%	-1.8%		16.0%	4.9%	-21.4%
YoY Change		70.0%	4.4%	3.0%	9.9%	-24.6%	-25.8%	14.1%	42.0%	-14.6%	-22.5%	-19.8%	7.4%	-13.9%	22.1%	17.2%	-6.2%
Free cash flow	1,883	1,684	2,210	2,207	1,549	2,779	3,236	2,751	2,256	619	539	577	513	2,248	456	487	677
QoQ Change										4.6%	-12.9%	7.1%	-11.1%		-11.1%	6.8%	39.0%
YoY Change		-10.6%	31.3%	-0.1%	-29.8%	79.4%	16.4%	-15.0%	-18.0%	2.1%	30.5%	-10.5%	-13.3%	-0.4%	-26.3%	-9.6%	17.3%
Key Balance Sheet Metrics
Total debt	5,034	4,356	4,136	5,717	9,578	9,546	9,827	10,087	10,713	10,605	11,504	11,246	10,953	10,953	10,703	11,519	11,533
Cash & short-term investments	1,589	816	734	372	2,298	1,547	1,742	2,883	1,317	1,777	2,250	1,846	1,234	1,234	1,370	1,873	2,565
Net debt	3,445	3,540	3,402	5,345	7,280	7,999	8,085	7,204	9,396	8,828	9,254	9,400	9,719	9,719	9,333	9,646	8,968

Ratios
Operating margin	20.8%	24.0%	25.8%	31.2%	28.6%	29.6%	29.5%	35.6%	25.7%	22.4%	24.5%	23.9%	21.2%	23.0%	23.1%	23.3%	22.5%
Net margin	11.9%	14.8%	31.3%	20.4%	18.2%	18.1%	18.5%	23.3%	17.2%	11.3%	15.0%	15.7%	7.4%	12.3%	14.3%	14.5%	13.3%
EBITDA margin	34.4%	37.2%	38.7%	43.0%	40.9%	43.6%	43.2%	49.8%	42.6%	40.0%	42.1%	41.5%	37.5%	40.3%	40.5%	40.5%	40.6%
Capex/Sales	8.9%	13.9%	13.3%	13.5%	16.7%	15.0%	12.8%	14.1%	16.4%	13.5%	15.4%	13.9%	13.4%	14.0%	15.5%	16.5%	14.6%
Net debt / EBITDA (ttm)	0.90	0.86	0.76	1.04	1.57	1.79	1.96	1.60	2.21	2.04	2.24	2.31	2.39	2.39	2.32	2.43	2.29

(1) The Bezeq Group's financial data includes yes balance sheet data as of Q1 2015 and income statement and cash flow data as of Q2 2015.

2 of 13 Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
(NIS millions, except for EPS)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Bezeq Group (cont'd)
Operating & General Expenses
Total operating & general expenses	5,075	4,660	4,871	5,026	4,494	3,953	3,576	3,366	3,869	1,018	972	994	1,028	4,012	959	973	956
QoQ Change										-4.7%	-4.5%	2.3%	3.4%		-6.7%	1.5%	-1.7%
YoY Change		-8.2%	4.5%	3.2%	-10.6%	-12.0%	-9.5%	-5.9%	14.9%	27.4%	-3.0%	-0.6%	-3.7%	3.7%	-5.8%	0.1%	-3.8%
Terminal equipment & materials	N/A	N/A	1,163	1,225	1,693	1,263	1,071	928	880	216	201	177	237	831	202	230	181
QoQ Change										-15.6%	-6.9%	-11.9%	33.9%		-14.8%	13.9%	-21.3%
YoY Change				5.3%	38.2%	-25.4%	-15.2%	-13.4%	-5.2%	-4.4%	-2.0%	-8.3%	-7.4%	-5.6%	-6.5%	14.4%	2.3%
Interconnect & payments to telecom operators	N/A	N/A	1,762	1,876	910	900	905	847	909	212	211	211	191	825	196	206	201
QoQ Change										-3.6%	-0.5%	0.0%	-9.5%		2.6%	5.1%	-2.4%
YoY Change				6.5%	-51.5%	-1.1%	0.6%	-6.4%	7.3%	0.0%	-12.4%	-10.6%	-13.2%	-9.2%	-7.5%	-2.4%	-4.7%
Maintenance of buildings and sites	N/A	N/A	647	640	641	663	607	639	616	154	145	151	155	605	147	138	152
QoQ Change										3.4%	-5.8%	4.1%	2.6%		-5.2%	-6.1%	10.1%
YoY Change				-1.1%	0.2%	3.4%	-8.4%	5.3%	-3.6%	2.7%	-7.1%	-6.2%	4.0%	-1.8%	-4.5%	-4.8%	0.7%
Marketing & general	N/A	N/A	626	622	655	556	563	603	640	177	168	180	172	697	144	134	159
QoQ Change										-5.3%	-5.1%	7.1%	-4.4%		-16.3%	-6.9%	18.7%
YoY Change				-0.6%	5.3%	-15.1%	1.3%	7.1%	6.1%	37.2%	5.0%	9.8%	-8.0%	8.9%	-18.6%	-20.2%	-11.7%
Services and maintenance by sub-contractors	N/A	N/A	218	189	170	158	162	137	199	63	61	68	69	261	67	64	67
QoQ Change										8.6%	-3.2%	11.5%	1.5%		-2.9%	-4.5%	4.7%
YoY Change				-13.3%	-10.1%	-7.1%	2.5%	-15.4%	45.3%	85.3%	10.9%	30.8%	19.0%	31.2%	6.3%	4.9%	-1.5%
Vehicle maintenance	N/A	N/A	177	188	142	162	152	154	167	42	39	42	41	164	42	39	38
QoQ Change										-4.5%	-7.1%	7.7%	-2.4%		2.4%	-7.1%	-2.6%
YoY Change				6.2%	-24.5%	14.1%	-6.2%	1.3%	8.4%	20.0%	-4.9%	-10.6%	-6.8%	-1.8%	0.0%	0.0%	-9.5%
Content	N/A	N/A	151	156	123	103	65	58	458	154	147	165	163	629	161	162	158
QoQ Change										0.0%	-4.5%	12.2%	-1.2%		-1.2%	0.6%	-2.5%
YoY Change				3.3%	-21.2%	-16.3%	-36.9%	-10.8%	689.7%	N/M	2.1%	12.2%	N/M	37.3%	4.5%	10.2%	-4.2%

Cash Flow Metrics

Change in trade & other receivables	N/A	N/A	N/A	(300)	(756)	505	646	549	322	(12)	75	53	(10)	106	(7)	23	105

Change in inventory	N/A	N/A	N/A	84	(33)	74	9	28	(20)	(9)	14	2	(27)	(20)	(20)	8	2

Change in trade & other payables	N/A	N/A	N/A	(21)	(131)	(233)	27	(39)	(271)	39	(137)	(12)	86	(24)	(24)	(15)	103

Change in provisions	N/A	N/A	N/A	(136)	(64)	(34)	(29)	(63)	18	(12)	3	(3)	(7)	(19)	1	(2)	16

Change in employee benefits	N/A	N/A	N/A	(215)	82	(140)	2	3	110	1	(9)	(92)	35	(65)	(6)	9	(65)

Change in other liabilities (incl broadcasting rights)	N/A	N/A	N/A		50	(31)	11	4	(9)	(3)	(5)	16	15	23	(9)	(25)	4
Total changes in assets and liabilities				(588)	(852)	141	666	482	150	4	(59)	(36)	92	1	(65)	(2)	165

Income tax paid, net	N/A	N/A	N/A	690	649	662	625	527	462	105	100	92	158	455	106	122	118

Interest paid	N/A	N/A	N/A	237	377	464	453	431	494	32	192	32	202	458	22	177	18

3 of 13 Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
(NIS millions, except for EPS)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Bezeq Fixed-Line
Key Income Statement Metrics (Revenues)
Total Revenues	5,713	5,498	5,303	5,263	4,648	4,630	4,478	4,317	4,407	1,112	1,100	1,089	1,082	4,383	1,078	1,058	1,061
QoQ Change										2.2%	-1.1%	-1.0%	-0.6%		-0.4%	-1.9%	0.3%
YoY Change		-3.8%	-3.5%	-0.8%	-11.7%	-0.4%	-3.3%	-3.6%	2.1%	-0.1%	-0.5%	-1.1%	-0.6%	-0.5%	-3.1%	-3.8%	-2.6%
Telephony Revenues	3,905	3,572	3,333	3,160	2,393	2,254	1,971	1,668	1,586	384	374	375	357	1,490	361	347	345
QoQ Change										-2.0%	-2.6%	0.3%	-4.8%		1.1%	-3.9%	-0.6%
YoY Change		-8.5%	-6.7%	-5.2%	-24.3%	-5.8%	-12.6%	-15.4%	-4.9%	-4.7%	-5.6%	-5.1%	-8.9%	-6.1%	-6.0%	-7.2%	-8.0%
Broadband Internet Revenues	712	790	863	977	1,092	1,166	1,287	1,394	1,542	394	398	399	406	1,597	409	407	413
QoQ Change										1.8%	1.0%	0.3%	1.8%		0.7%	-0.5%	1.5%
YoY Change		11.0%	9.2%	13.2%	11.8%	6.8%	10.4%	8.3%	10.6%	2.9%	2.8%	3.6%	4.9%	3.6%	3.8%	2.3%	3.5%
Transmission & Data Revenues	754	811	851	882	931	976	990	1,022	1,058	273	270	261	273	1,077	252	248	247
QoQ Change										4.6%	-1.1%	-3.3%	4.6%		-7.7%	-1.6%	-0.4%
YoY Change		7.6%	4.9%	3.6%	5.6%	4.8%	1.4%	3.2%	3.5%	2.6%	2.3%	-2.2%	4.6%	1.8%	-7.7%	-8.1%	-5.4%
Other Service Revenues	342	325	256	244	232	234	230	233	221	61	58	54	46	219	56	56	56
QoQ Change										27.1%	-4.9%	-6.9%	-14.8%		21.7%	0.0%	0.0%
YoY Change		-5.0%	-21.2%	-4.7%	-4.9%	0.9%	-1.7%	1.3%	-5.2%	0.0%	0.0%	0.0%	-4.2%	-0.9%	-8.2%	-3.4%	3.7%
Revenues from Residential Customers	N/A	3,303	3,165	3,128	2,777	2,716	2,605	2,498	2,507	N/A	N/A	N/A	N/A	2,329	N/A	N/A	N/A
% of total revenues		60.1%	59.7%	59.4%	59.7%	58.7%	58.2%	57.9%	56.9%					53.1%
Revenues from Business Customers	N/A	2,195	2,138	2,134	1,871	1,914	1,873	1,819	1,900	N/A	N/A	N/A	N/A	2,054	N/A	N/A	N/A
% of total revenues		39.9%	40.3%	40.5%	40.3%	41.3%	41.8%	42.1%	43.1%					46.9%
Key Income Statement Metrics
Depreciation & amortization	941	852	794	690	688	730	683	688	725	183	185	188	161	717	180	177	186
QoQ Change										-1.1%	1.1%	1.6%	-14.4%		11.8%	-1.7%	5.1%
YoY Change		-9.5%	-6.8%	-13.1%	-0.3%	6.1%	-6.4%	0.7%	5.4%	4.0%	2.8%	2.2%	-13.0%	-1.1%	-1.6%	-4.3%	-1.1%
Salaries	1,293	1,202	1,094	1,079	1,076	1,036	980	895	912	230	217	225	226	898	224	220	224
QoQ Change										1.3%	-5.7%	3.7%	0.4%		-0.9%	-1.8%	1.8%
YoY Change		-7.0%	-9.0%	-1.4%	-0.3%	-3.7%	-5.4%	-8.7%	1.9%	1.3%	-4.0%	-3.0%	-0.4%	-1.5%	-2.6%	1.4%	-0.4%
Other operating expenses (income)	39	96	202	(158)	139	(128)	(78)	(23)	(99)	(9)	(12)	(26)	34	(13)	(4)	(1)	(24)
QoQ Change										N/M	33.3%	116.7%	N/M		N/M	-75.0%	2300.0%
YoY Change		146.2%	N/M	N/M	N/M	N/M	-39.1%	-70.5%	330.4%	-47.1%	-91.4%	100.0%	N/M	-86.9%	-55.6%	-91.7%	-7.7%
Operating profit	1,319	1,475	1,523	2,043	1,671	1,959	1,998	1,980	2,148	536	540	519	481	2,076	513	496	492
QoQ Change										25.5%	0.7%	-3.9%	-7.3%		6.7%	-3.3%	-0.8%
YoY Change		11.8%	3.3%	34.1%	-18.2%	17.2%	2.0%	-0.9%	8.5%	-2.0%	-18.4%	1.4%	12.6%	-3.4%	-4.3%	-8.1%	-5.2%
Finance expenses (income), net	188	125	(15)	90	240	259	442	400	332	101	105	93	146	445	92	82	107
QoQ Change										431.6%	4.0%	-11.4%	57.0%		-37.0%	-10.9%	30.5%
YoY Change		-33.5%	N/M	N/M	166.7%	7.9%	70.7%	-9.5%	-17.0%	34.7%	5.0%	-32.6%	668.4%	34.0%	-8.9%	-21.9%	15.1%
Income taxes	394	400	431	527	356	493	410	478	492	107	109	83	100	399	102	97	109
QoQ Change											1.9%	-23.9%	20.5%		2.0%	-4.9%	12.4%
YoY Change		1.5%	7.7%	22.3%	-32.4%	38.5%	-16.8%	16.6%	2.9%					-18.9%	-4.7%	-11.0%	31.3%
Net profit (1)	737	950	1,107	1,426	1,073	1,227	1,146	1,102	1,324	328	326	343	235	1,232	319	317	276
QoQ Change										-3.5%	-0.6%	5.2%	-31.5%		35.7%	-0.6%	-12.9%
YoY Change		28.9%	16.5%	28.8%	-24.8%	14.4%	-6.6%	-3.8%	20.1%	-5.2%	-14.7%	34.0%	-30.9%	-6.9%	-2.7%	-2.8%	-19.5%
Adjusted EBITDA	2,299	2,423	2,519	2,575	2,498	2,561	2,603	2,645	2,774	710	713	681	676	2,780	689	672	654
QoQ Change										4.1%	0.4%	-4.5%	-0.7%		1.9%	-2.5%	-2.7%
YoY Change		5.4%	4.0%	2.2%	-3.0%	2.5%	1.6%	1.6%	4.9%	0.6%	1.4%	-0.3%	-0.9%	0.2%	-3.0%	-5.8%	-4.0%
EBITDA, reported	2,260	2,327	2,317	2,733	2,359	2,689	2,681	2,668	2,873	719	725	707	642	2,793	693	673	678
QoQ Change										17.5%	0.8%	-2.5%	-9.2%		7.9%	-2.9%	0.7%
YoY Change		3.0%	-0.4%	18.0%	-13.7%	14.0%	-0.3%	-0.5%	7.7%	-0.6%	-13.9%	1.6%	4.9%	-2.8%	-3.6%	-7.2%	-4.1%
Key Cash Flow Metrics
Operating cash flow	1,379	1,691	2,220	2,140	2,106	2,009	2,274	2,259	2,358	539	517	526	482	2,064	600	465	573
QoQ Change										-19.3%	-4.1%	1.7%	-8.4%		24.5%	-22.5%	23.2%
YoY Change		22.6%	31.3%	-3.6%	-1.6%	-4.6%	13.2%	-0.7%	4.4%	-1.6%	13.4%	-23.3%	-27.8%	-12.5%	11.3%	-10.1%	8.9%
Capital expenditures, gross (cash flow)	505	616	853	1,032	1,165	958	789	822	849	195	227	207	205	834	210	219	170
QoQ Change										-1.0%	16.4%	-8.8%	-1.0%		2.4%	4.3%	-22.4%
YoY Change		22.0%	38.5%	21.0%	12.9%	-17.8%	-17.6%	4.2%	3.3%	-15.6%	18.8%	-10.0%	4.1%	-1.8%	7.7%	-3.5%	-17.9%
Capital expenditures, net	336	472	767	900	937	658	485	601	703	154	173	185	190	702	200	203	124
QoQ Change										-6.1%	12.3%	6.9%	2.7%		5.3%	1.5%	-38.9%
YoY Change		40.5%	62.5%	17.3%	4.1%	-29.8%	-26.3%	23.9%	17.0%	-29.7%	55.9%	-11.5%	15.9%	-0.1%	29.9%	17.3%	-33.0%
Free cash flow	1,043	1,219	1,453	1,240	1,169	1,351	1,789	1,658	1,655	385	344	341	292	1,362	400	262	449
QoQ Change										-23.6%	-10.6%	-0.9%	-14.4%		37.0%	-34.5%	71.4%
YoY Change		16.9%	19.2%	-14.7%	-5.7%	15.6%	32.4%	-7.3%	-0.2%	17.0%	-0.3%	-28.5%	-42.1%	-17.7%	3.9%	-23.8%	31.7%
Ratios
Operating margin	23.1%	26.8%	28.7%	38.8%	36.0%	42.3%	44.6%	45.9%	48.7%	48.2%	49.1%	47.7%	44.5%	47.4%	47.6%	46.9%	46.4%
Net margin	12.9%	17.3%	20.9%	27.1%	23.1%	26.5%	25.6%	25.5%	30.0%	29.5%	29.6%	31.5%	21.7%	28.1%	29.6%	30.0%	26.0%
EBITDA margin	39.6%	42.3%	43.7%	51.9%	50.8%	58.1%	59.9%	61.8%	65.2%	64.7%	65.9%	64.9%	59.3%	63.7%	64.3%	63.6%	63.9%
Capex/Sales	8.8%	11.2%	16.1%	19.6%	25.1%	20.7%	17.6%	19.0%	19.3%	17.5%	20.6%	19.0%	18.9%	19.0%	19.5%	20.7%	16.0%

(1) Net profit does not include share in profits/losses of equity-accounted investees.

4 of 13 Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
(NIS millions, except for EPS)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Bezeq Fixed-Line (cont'd)
Operating & general expenses
Total general & operating expenses	2,121	1,873	1,690	1,609	1,074	1,033	895	777	721	172	170	183	180	705	165	166	183
QoQ Change										-3.9%	-1.2%	7.6%	-1.6%		-8.3%	0.6%	10.2%
YoY Change		-11.7%	-9.8%	-4.8%	-33.3%	-3.8%	-13.4%	-13.2%	-7.2%	-4.4%	-3.4%	-1.6%	0.6%	-2.2%	-4.1%	-2.4%	0.0%
Maintenance of buildings and sites	N/A	N/A	278	240	247	245	233	217	202	49	46	49	45	189	47	45	49
QoQ Change										-2.0%	-6.1%	6.5%	-8.2%		4.4%	-4.3%	8.9%
YoY Change				-13.7%	2.9%	-0.8%	-4.9%	-6.9%	-6.9%	-3.9%	-2.1%	-9.3%	-10.0%	-6.4%	-4.1%	-2.2%	0.0%
Interconnect & payments to telecom operators	N/A	N/A	871	855	314	281	220	161	145	34	33	34	29	130	31	29	31
QoQ Change										-2.9%	-2.9%	3.0%	-14.7%		6.9%	-6.5%	6.9%
YoY Change				-1.8%	-63.3%	-10.5%	-21.7%	-26.8%	-9.9%	-10.5%	-10.8%	-2.9%	-17.1%	-10.3%	-8.8%	-12.1%	-8.8%
Marketing & general	N/A	N/A	218	196	194	159	186	213	188	43	44	55	53	195	42	44	54
QoQ Change										-2.3%	2.3%	25.0%	-3.6%		-20.8%	4.8%	22.7%
YoY Change				-10.1%	-1.0%	-18.0%	17.0%	14.5%	-11.7%	-8.5%	-8.3%	12.2%	20.5%	3.7%	-2.3%	0.0%	-1.8%
Terminal equipment & materials	N/A	N/A	80	88	89	111	90	49	48	12	12	11	12	47	10	12	12
QoQ Change										-25.0%	0.0%	-8.3%	9.1%		-16.7%	20.0%	0.0%
YoY Change				10.0%	1.1%	24.7%	-18.9%	-45.6%	-2.0%	9.1%	9.1%	10.0%	-25.0%	-2.1%	-16.7%	0.0%	9.1%
Services and maintenance by sub-contractors	N/A	N/A	96	76	76	73	64	61	60	17	17	16	22	72	17	19	19
QoQ Change										30.8%	0.0%	-5.9%	37.5%		-22.7%	11.8%	0.0%
YoY Change				-20.8%	0.0%	-3.9%	-12.3%	-4.7%	-1.6%	6.3%	21.4%	-5.9%	69.2%	20.0%	0.0%	11.8%	18.8%
Vehicle maintenance	N/A	N/A	96	101	78	83	76	76	78	17	18	18	19	72	18	17	18
QoQ Change										-19.0%	5.9%	0.0%	5.6%		-5.3%	-5.6%	5.9%
YoY Change				5.2%	-22.8%	6.4%	-8.4%	0.0%	2.6%	0.0%	-5.3%	-14.3%	-9.5%	-7.7%	5.9%	-5.6%	0.0%

5 of 13 Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
(NIS millions, except for EPS)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Pelephone
Key Income Statement Metrics (Revenues)
Total Revenues	4,684	4,713	5,376	5,732	5,548	4,468	3,809	3,419	2,890	671	658	649	652	2,630	628	632	635
QoQ Change										-5.9%	-1.9%	-1.4%	0.5%		-3.7%	0.6%	0.5%
YoY Change		0.6%	14.1%	6.6%	-3.2%	-19.5%	-14.7%	-10.2%	-15.5%	-7.7%	-8.7%	-11.0%	-8.6%	-9.0%	-6.4%	-4.0%	-2.2%
Service Revenues	3,972	4,020	4,256	4,550	3,637	3,261	2,808	2,453	1,999	455	456	468	439	1,818	435	449	461
QoQ Change										-4.6%	0.2%	2.6%	-6.2%		-0.9%	3.2%	2.7%
YoY Change		1.2%	5.9%	6.9%	-20.1%	-10.3%	-13.9%	-12.6%	-18.5%	-8.8%	-9.2%	-10.2%	-8.0%	-9.1%	-4.4%	-1.5%	-1.5%
Equipment Revenues	712	693	1,120	1,182	1,911	1,207	1,001	966	891	216	202	181	213	812	193	183	174
QoQ Change										-8.5%	-6.5%	-10.4%	17.7%		-9.4%	-5.2%	-4.9%
YoY Change		-2.7%	61.6%	5.5%	61.7%	-36.8%	-17.1%	-3.5%	-7.8%	-5.3%	-7.8%	-13.0%	-9.7%	-8.9%	-10.6%	-9.4%	-3.9%

Revenues from Private Customers	N/A	2,437	2,751	2,899	2,985	2,461	2,114	1,930	1,750	N/A	N/A	N/A	N/A	1,616	N/A	N/A	N/A
% of total revenues		51.7%	51.2%	50.6%	53.8%	55.1%	55.5%	56.4%	60.6%					61.4%
Revenues from Business Customers	N/A	2,276	2,625	2,833	2,563	2,007	1,695	1,490	1,140	N/A	N/A	N/A	N/A	1,015	N/A	N/A	N/A
% of total revenues		48.3%	48.8%	49.4%	46.2%	44.9%	44.5%	43.6%	39.4%					38.6%
Key Income Statement Metrics
Cost of sales	3,347	3,235	3,592	3,754	3,587	3,040	2,711	2,537	2,383	579	560	536	573	2,248	553	529	534
QoQ Change										-3.8%	-3.3%	-4.3%	6.9%		-3.5%	-4.3%	0.9%
YoY Change		-3.3%	11.0%	4.5%	-4.4%	-15.2%	-10.8%	-6.4%	-6.1%	-4.6%	-4.8%	-8.5%	-4.8%	-5.7%	-4.5%	-5.5%	-0.4%
Gross profit	1,337	1,478	1,784	1,978	1,961	1,428	1,098	882	507	92	98	113	79	382	75	103	101
QoQ Change										-17.1%	6.5%	15.3%	-30.1%		-5.1%	37.3%	-1.9%
YoY Change		10.5%	20.7%	10.9%	-0.9%	-27.2%	-23.1%	-19.7%	-42.5%	-23.3%	-26.3%	-21.0%	-28.8%	-24.7%	-18.5%	5.1%	-10.6%
Sales & marketing expenses	430	405	461	468	480	422	320	309	247	66	68	65	61	260	48	51	58
QoQ Change										-2.9%	3.0%	-4.4%	-6.2%		-21.3%	6.3%	13.7%
YoY Change		-5.8%	13.8%	1.5%	2.6%	-12.1%	-24.2%	-3.4%	-20.1%	4.8%	19.3%	10.2%	-10.3%	5.3%	-27.3%	-25.0%	-10.8%
General & administrative expenses	102	140	133	127	121	114	109	106	98	25	22	21	21	89	22	22	21
QoQ Change										-7.4%	-12.0%	-4.5%	0.0%		4.8%	0.0%	-4.5%
YoY Change		37.3%	-5.0%	-4.5%	-4.7%	-5.8%	-4.4%	-2.8%	-7.5%	0.0%	-4.3%	-8.7%	-22.2%	-9.2%	-12.0%	0.0%	0.0%
Other operating expenses	-	-	-	-	-	-	61	18	5	-	-	-	1	1	-	-	-
YoY Change								-70.5%	-72.2%					-80.0%
Salaries (included in oper. exps)	598	638	601	590	602	491	439	417	381	96	94	94	94	378	98	94	94
QoQ Change										-3.0%	-2.1%	0.0%	0.0%		4.3%	-4.1%	0.0%
YoY Change		6.7%	-5.8%	-1.8%	2.0%	-18.4%	-10.6%	-5.0%	-8.6%	0.0%	-2.1%	4.4%	-5.1%	-0.8%	2.1%	0.0%	0.0%
Depreciation & amortization (included in oper. exps)	479	523	603	601	561	531	458	430	419	104	95	92	89	380	94	99	100
QoQ Change										4.0%	-8.7%	-3.2%	-3.3%		5.6%	5.3%	1.0%
YoY Change		9.2%	15.3%	-0.3%	-6.7%	-5.3%	-13.7%	-6.1%	-2.6%	0.0%	-10.4%	-15.6%	-11.0%	-9.3%	-9.6%	4.2%	8.7%
Operating profit	805	933	1,190	1,383	1,360	892	608	449	157	1	8	27	-4	32	5	30	22
QoQ Change										-90.9%	700.0%	237.5%	-114.8%		N/M	500.0%	-26.7%
YoY Change		15.9%	27.5%	16.2%	-1.7%	-34.4%	-31.8%	-26.2%	-65.0%	-96.9%	-84.9%	-55.7%	-136.4%	-79.6%	400.0%	275.0%	-18.5%
Net profit	585	682	875	1,033	1,056	698	521	373	151	13	13	32	3	61	16	34	24
QoQ Change										18.2%	0.0%	146.2%	-90.6%		433.3%	112.5%	-29.4%
YoY Change		16.6%	28.3%	18.1%	2.2%	-33.9%	-25.4%	-28.4%	-59.5%	-63.9%	-73.5%	-41.8%	-72.7%	-59.6%	23.1%	161.5%	-25.0%
EBITDA	1,284	1,456	1,794	1,984	1,921	1,423	1,065	879	576	105	103	119	85	412	99	129	122
QoQ Change										-5.4%	-1.9%	15.5%	-28.6%		16.5%	30.3%	-5.4%
YoY Change		13.4%	23.2%	10.6%	-3.2%	-25.9%	-25.2%	-17.5%	-34.5%	-22.8%	-35.2%	-30.0%	-23.4%	-28.5%	-5.7%	25.2%	2.5%
Key Cash Flow Metrics
Operating cash flow	1,228	1,277	1,115	1,219	800	1,728	1,591	1,213	730	185	180	152	65	582	117	193	209
QoQ Change										1221.4%	-2.7%	-15.6%	-57.2%		80.0%	65.0%	8.3%
YoY Change		4.0%	-12.7%	9.3%	-34.4%	116.0%	-7.9%	-23.8%	-39.8%	-47.3%	-10.9%	-6.7%	364.3%	-20.3%	-36.8%	7.2%	37.5%
Capital expenditures, gross (cash flow)	381	798	559	397	419	384	320	329	428	52	63	64	64	243	73	82	78
QoQ Change										-20.0%	21.2%	1.6%	0.0%		14.1%	12.3%	-4.9%
YoY Change		109.4%	-29.9%	-29.0%	5.5%	-8.4%	-16.7%	2.8%	30.1%	-28.8%	-68.3%	-29.7%	-1.5%	-43.2%	40.4%	30.2%	21.9%
Capital expenditures, net (cash flow)	376	795	555	397	382	381	315	321	426	51	63	64	63	241	73	82	78
QoQ Change										-21.5%	23.5%	1.6%	-1.6%		15.9%	12.3%	-4.9%
YoY Change		111.4%	-30.2%	-28.5%	-3.8%	-0.3%	-17.3%	1.9%	32.7%	-29.2%	-68.3%	-28.9%	-3.1%	-43.4%	43.1%	30.2%	21.9%
Free cash flow	852	482	560	822	418	1,347	1,276	892	304	134	117	88	2	341	44	111	131
QoQ Change										N/M	-12.7%	-24.8%	N/M		2100.0%	152.3%	18.0%
YoY Change		-43.4%	16.2%	46.8%	-49.1%	222.2%	-5.3%	-30.1%	-65.9%	-52.0%	3800.0%	20.5%	N/M	12.2%	-67.2%	-5.1%	48.9%
Ratios
Gross profit margin	28.5%	31.4%	33.2%	34.5%	35.3%	32.0%	28.8%	25.8%	17.5%	13.7%	14.9%	17.4%	12.1%	14.5%	11.9%	16.3%	15.9%
Operating margin	17.2%	19.8%	22.1%	24.1%	24.5%	20.0%	16.0%	13.1%	5.4%	0.1%	1.2%	4.2%	-0.6%	1.2%	0.8%	4.7%	3.5%
Net margin	12.5%	14.5%	16.3%	18.0%	19.0%	15.6%	13.7%	10.9%	5.2%	1.9%	2.0%	4.9%	0.5%	2.3%	2.5%	5.4%	3.8%
EBITDA margin	27.4%	30.9%	33.4%	34.6%	34.6%	31.9%	28.0%	25.7%	19.9%	15.6%	15.7%	18.3%	13.0%	15.7%	15.8%	20.4%	19.2%
Capex/Sales	8.1%	16.9%	10.4%	6.9%	7.6%	8.6%	8.4%	9.6%	14.8%	7.7%	9.6%	9.9%	9.8%	9.2%	11.6%	13.0%	12.3%

6 of 13 Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
(NIS millions, except for EPS)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Bezeq International
Key Income Statement Metrics
Total Revenues	1,304	1,306	1,318	1,380	1,354	1,340	1,433	1,504	1,578	395	377	384	392	1,548	384	407	367
QoQ Change										-2.5%	-4.6%	1.9%	2.1%		-2.0%	6.0%	-9.8%
YoY Change		0.2%	0.9%	4.8%	-1.9%	-1.0%	6.9%	5.0%	4.9%	0.5%	-3.6%	-1.3%	-3.2%	-1.9%	-2.8%	8.0%	-4.4%
Revenues from ILD services	N/A	502	502	501	413	383	401	395	379	N/A	N/A	N/A	N/A	325	N/A	N/A	N/A
% of total revenues		38.4%	38.1%	36.3%	30.5%	28.6%	28.0%	26.3%	24.0%					21.0%
Revenues from Internet, Data & ICT services	N/A	804	816	879	941	957	1,032	1,109	1,199	N/A	N/A	N/A	N/A	1,223	N/A	N/A	N/A
% of total revenues		61.6%	61.9%	63.7%	69.5%	71.4%	72.0%	73.7%	76.0%					79.0%
Revenues from Private Customers	N/A	513	520	523	528	538	535	529	555	N/A	N/A	N/A	N/A	570	N/A	N/A	N/A
% of total revenues		39.3%	39.5%	37.9%	39.0%	40.1%	37.3%	35.2%	35.2%					36.8%
Revenues from Business Customers	N/A	793	798	857	826	802	898	975	1,023	N/A	N/A	N/A	N/A	978	N/A	N/A	N/A
% of total revenues		60.7%	60.6%	62.1%	61.0%	59.8%	62.7%	64.8%	64.8%					63.2%
Key Income Statement Metrics
Cost of sales	859	780	777	822	788	796	879	951	1,015	258	246	256	255	1,015	258	288	253
QoQ Change										-1.9%	-4.7%	4.1%	-0.4%		1.2%	11.6%	-12.2%
YoY Change		-9.2%	-0.4%	5.8%	-4.1%	1.0%	10.4%	8.2%	6.7%	2.8%	-1.6%	2.0%	-3.0%	0.0%	0.0%	17.1%	-1.2%
Gross profit	445	526	541	558	566	544	554	553	563	137	131	128	137	533	126	119	114
QoQ Change										-3.5%	-4.4%	-2.3%	7.0%		-8.0%	-5.6%	-4.2%
YoY Change		18.2%	2.9%	3.1%	1.4%	-3.8%	1.8%	-0.2%	1.8%	-3.5%	-7.1%	-7.2%	-3.5%	-5.3%	-8.0%	-9.2%	-10.9%
Sales & marketing expenses	147	181	175	192	209	209	205	209	209	57	56	55	53	221	48	46	48
QoQ Change										5.6%	-1.8%	-1.8%	-3.6%		-9.4%	-4.2%	4.3%
YoY Change		23.1%	-3.3%	9.7%	8.9%	0.1%	-1.9%	1.8%	0.0%	7.5%	5.7%	12.2%	-1.9%	5.7%	-15.8%	-17.9%	-12.7%
General & administrative expenses	94	103	105	109	116	117	119	112	116	29	28	28	33	118	29	27	28
QoQ Change										-6.5%	-3.4%	0.0%	17.9%		-12.1%	-6.9%	3.7%
YoY Change		9.6%	1.9%	3.8%	6.7%	0.7%	1.7%	-5.9%	3.6%	3.6%	0.0%	-3.4%	6.5%	1.7%	0.0%	-3.6%	0.0%
Other operating expenses (income)	-	-	-	-	-	-	3	-	(2)	14	-	-	4	18	-	(1)	(1)
Salaries (included in oper. exps)	240	260	242	248	265	278	287	298	303	83	82	83	82	330	84	81	81
QoQ Change										7.8%	-1.2%	1.2%	-1.2%		2.4%	-3.6%	0.0%
YoY Change		8.3%	-6.9%	2.5%	6.9%	4.9%	3.2%	3.8%	1.7%	7.8%	10.8%	10.7%	6.5%	8.9%	1.2%	-1.2%	-2.4%
Depreciation & amortization (included in oper. exps)	87	80	84	94	109	136	129	130	132	33	35	35	34	137	33	33	34
QoQ Change										-5.7%	6.1%	0.0%	-2.9%		-2.9%	0.0%	3.0%
YoY Change		-7.5%	5.2%	11.9%	15.5%	25.2%	-5.4%	0.8%	1.5%	3.1%	9.4%	6.1%	-2.9%	3.8%	0.0%	-5.7%	-2.9%
Operating profit	204	242	261	320	241	219	227	232	240	37	47	45	47	176	49	45	39
QoQ Change										-36.2%	27.0%	-4.3%	4.4%		4.3%	-8.2%	-13.3%
YoY Change		18.6%	8.0%	22.6%	-24.6%	-9.2%	3.8%	2.0%	3.4%	-39.3%	-24.2%	-23.7%	-19.0%	-26.7%	32.4%	-4.3%	-13.3%
Net profit	153	178	200	254	182	160	158	165	172	26	33	33	33	125	36	33	27
QoQ Change										-38.1%	26.9%	0.0%	0.0%		9.1%	-8.3%	-18.2%
YoY Change		16.6%	12.1%	27.0%	-28.3%	-12.4%	-0.9%	4.3%	4.2%	-40.9%	-26.7%	-19.5%	-21.4%	-27.3%	38.5%	0.0%	-18.2%
EBITDA	290	322	345	414	350	355	356	362	372	70	82	80	81	313	82	78	73
QoQ Change										-24.7%	17.1%	-2.4%	1.3%		1.2%	-4.9%	-6.4%
YoY Change		10.8%	7.3%	20.0%	-15.5%	1.5%	0.3%	1.6%	2.8%	-24.7%	-12.8%	-13.0%	-12.9%	-15.9%	17.1%	-4.9%	-8.8%

Key Cash Flow Metrics
Operating cash flow	93	163	320	290	243	272	288	312	301	49	69	65	86	269	52	69	74
QoQ Change										-49.0%	40.8%	-5.8%	32.3%		-39.5%	32.7%	7.2%
YoY Change		76.3%	95.5%	-9.2%	-16.1%	11.7%	5.7%	8.4%	-3.5%	-21.0%	-6.8%	-5.8%	-10.4%	-10.6%	6.1%	0.0%	13.8%
Capital expenditures, gross (cash flow)	103	119	120	180	288	175	105	110	128	37	33	24	26	120	29	46	31
QoQ Change										76.0%	-10.8%	-27.3%	8.3%		11.5%	58.6%	-32.6%
YoY Change		14.7%	1.1%	49.9%	60.4%	-39.2%	-40.4%	5.2%	16.4%	-30.1%	28.0%	-15.0%	23.7%	-6.3%	-21.6%	39.4%	29.2%
Capital expenditures, net (cash flow)	100	118	120	180	288	173	97	108	128	37	33	24	25	119	29	46	29
QoQ Change										76.2%	-10.8%	-27.3%	4.2%		16.0%	58.6%	-37.0%
YoY Change		18.7%	1.4%	50.0%	60.1%	-39.8%	-43.9%	11.2%	18.5%	-30.2%	26.9%	-14.3%	19.0%	-7.0%	-21.6%	39.4%	20.8%
Free cash flow	(7)	45	200	110	(44)	99	191	204	173	12	36	41	61	150	23	23	45
QoQ Change										-84.0%	200.0%	13.9%	48.8%		-62.3%	0.0%	95.7%
YoY Change		N/M	341.0%	-44.7%	N/M	N/M	92.4%	7.0%	-15.2%	33.3%	-25.0%	0.0%	-18.7%	-13.3%	91.7%	-36.1%	9.8%
Ratios
Gross profit margin	34.1%	40.3%	41.1%	40.4%	41.8%	40.6%	38.7%	36.8%	35.7%	34.7%	34.7%	33.3%	34.9%	34.4%	32.8%	29.2%	31.1%
Operating margin	15.6%	18.5%	19.8%	23.2%	17.8%	16.3%	15.9%	15.4%	15.2%	9.4%	12.5%	11.7%	12.0%	11.4%	12.8%	11.1%	10.6%
Net margin	11.7%	13.7%	15.2%	18.4%	13.5%	11.9%	11.0%	11.0%	10.9%	6.6%	8.8%	8.6%	8.4%	8.1%	9.4%	8.1%	7.4%
EBITDA margin	22.3%	24.6%	26.2%	30.0%	25.9%	26.5%	24.9%	24.1%	23.6%	17.7%	21.8%	20.8%	20.7%	20.2%	21.4%	19.2%	19.9%
Capex/Sales	7.9%	9.1%	9.1%	13.0%	21.3%	13.1%	7.3%	7.3%	8.1%	9.4%	8.8%	6.3%	6.6%	7.8%	7.6%	11.3%	8.4%

7 of 13 Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
(NIS millions, except for EPS)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
yes
Key Income Statement Metrics
Revenues	1,415	1,513	1,530	1,583	1,619	1,636	1,635	1,724	1,774	439	434	434	438	1,745	424	416	406
QoQ Change										-2.2%	-1.1%	0.0%	0.9%		-3.2%	-1.9%	-2.4%
YoY Change		6.9%	1.2%	3.4%	2.3%	1.1%	0.0%	5.4%	2.9%	-0.2%	-1.1%	-2.7%	-2.4%	-1.6%	-3.4%	-4.1%	-6.5%
Cost of sales	1,117	1,091	1,042	1,129	1,028	1,067	1,130	1,203	1,289	321	312	314	314	1,261	315	313	312
QoQ Change										-6.1%	-2.8%	0.6%	0.0%		0.3%	-0.6%	-0.3%
YoY Change		-2.3%	-4.5%	8.3%	-8.9%	3.8%	5.9%	6.5%	7.1%	0.3%	-0.3%	0.0%	-8.2%	-2.2%	-1.9%	0.3%	-0.6%
Gross profit	298	421	488	454	591	569	505	521	485	118	122	120	124	484	109	103	94
QoQ Change										10.3%	3.4%	-1.6%	3.3%		-12.1%	-5.5%	-8.7%
YoY Change		41.6%	15.9%	-7.0%	30.1%	-3.7%	-11.2%	3.2%	-6.9%	-1.7%	-3.2%	-9.1%	15.9%	-0.2%	-7.6%	-15.6%	-21.7%
Sales & marketing expenses	138	128	122	143	153	166	154	154	140	38	24	35	31	128	35	29	34
QoQ Change										18.8%	-36.8%	45.8%	-11.4%		12.9%	-17.1%	17.2%
YoY Change		-6.9%	-4.6%	17.1%	6.7%	8.9%	-7.6%	0.2%	-9.1%	5.6%	-31.4%	-5.4%	-3.1%	-8.6%	-7.9%	20.8%	-2.9%
General & administrative expenses	104	116	118	133	143	150	84	94	95	23	21	23	25	92	22	25	25
QoQ Change										-17.9%	-8.7%	9.5%	8.7%		-12.0%	13.6%	0.0%
YoY Change		11.6%	1.4%	12.5%	7.9%	4.8%	-44.0%	11.9%	1.1%	-8.0%	0.0%	9.5%	-10.7%	-3.2%	-4.3%	19.0%	8.7%
Salaries (included in oper. exps)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	267	270	61	60	64	64	249	59	59	62
QoQ Change										-12.9%	-1.6%	6.7%	0.0%		-7.8%	0.0%	5.1%
YoY Change									1.1%	-11.6%	-3.2%	-7.2%	-8.6%	-7.8%	-3.3%	-1.7%	-3.1%
Depreciation & amortization (included in oper. exps)	273	250	234	285	276	248	263	297	322	76	74	75	71	296	70	71	72
QoQ Change										-13.6%	-2.6%	1.4%	-5.3%		-1.4%	1.4%	1.4%
YoY Change		-8.5%	-6.3%	21.6%	-2.9%	-10.2%	5.8%	13.0%	8.4%	0.0%	-7.5%	-3.8%	-19.3%	-8.1%	-7.9%	-4.1%	-4.0%
Operating profit	56	177	248	178	295	253	267	273	250	57	77	62	68	264	52	49	35
QoQ Change										21.3%	35.1%	-19.5%	9.7%		-23.5%	-5.8%	-28.6%
YoY Change		216.3%	40.1%	-28.2%	65.4%	-14.3%	5.6%	2.2%	-8.4%	-3.4%	10.0%	-16.2%	44.7%	5.6%	-8.8%	-36.4%	-43.5%
Finance expenses, net	153	178	170	172	146	154	161	111	90	19	12	26	1	58	27	32	(1)
QoQ Change											-36.8%	116.7%	-96.2%		2600.0%	18.5%	N/M
YoY Change		16.3%	-4.5%	1.2%	-15.1%	5.5%	4.5%	-31.1%	-18.9%					-35.6%	42.1%	166.7%	N/M
Profit before finance exps to shareholders & taxes	(97)	(1)	79	6	149	99	106	162	160	38	65	36	67	206	25	16	36
QoQ Change										660.0%	71.1%	-44.6%	86.1%		-62.7%	-36.0%	125.0%
YoY Change		-99.3%	N/M	-92.3%	2364.3%	-33.5%	6.9%	52.8%		-36.7%	333.3%	-55.0%	1240.0%	28.8%	-34.2%	-75.4%	0.0%
Net profit (loss)	(118)	(265)	(222)	(314)	(230)	(310)	(381)	(322)	(354)	(71)	(114)	(142)	395	68	19	(151)	(123)
QoQ Change										-35.5%	60.6%	24.6%	N/M		-95.2%	N/M	-18.5%
YoY Change		125.1%	-16.0%	41.0%	-26.8%	35.1%	22.7%	-15.4%	9.9%	2266.7%	-31.3%	89.3%	N/M	N/M	N/M	32.5%	-13.4%
EBITDA	329	427	482	463	571	502	530	570	572	133	151	137	139	560	122	120	107
QoQ Change										-1.5%	13.5%	-9.3%	1.5%		-12.2%	-1.6%	-10.8%
YoY Change		29.7%	13.0%	-4.0%	23.4%	-12.3%	5.6%	7.6%	0.4%	-1.5%	0.7%	-9.9%	3.0%	-2.1%	-8.3%	-20.5%	-21.9%

Key Cash Flow Metrics
Operating cash flow	250	347	410	492	513	418	490	442	505	158	110	154	207	629	51	169	115
QoQ Change										50.5%	-30.4%	40.0%	34.4%		-75.4%	231.4%	-32.0%
YoY Change		38.9%	18.1%	20.0%	4.4%	-18.5%	17.2%	-10.1%	14.3%	6.0%	3.8%	6.2%	97.1%	24.6%	-67.7%	53.6%	-25.3%
Capital expenditures, gross (cash flow)	255	238	262	278	264	284	323	305	265	59	58	51	41	209	60	53	69
QoQ Change										37.2%	-1.7%	-12.1%	-19.6%		46.3%	-11.7%	30.2%
YoY Change		-6.7%	10.1%	6.4%	-5.0%	7.5%	13.6%	-5.6%	-13.1%	-9.2%	-29.3%	-32.0%	-4.7%	-21.1%	1.7%	-8.6%	35.3%
Capital expenditures, net (cash flow)	255	238	261	277	264	284	323	305	265	59	58	50	41	208	60	52	69
QoQ Change										37.2%	-1.7%	-13.8%	-18.0%		46.3%	-13.3%	32.7%
YoY Change		-6.7%	9.7%	6.2%	-4.8%	7.6%	13.8%	-5.6%	-13.1%	-9.2%	-29.3%	-33.3%	-4.7%	-21.5%	1.7%	-10.3%	38.0%
Free cash flow	(5)	109	149	215	250	134	167	137	240	99	52	104	166	421	(9)	117	46
QoQ Change										59.7%	-47.5%	100.0%	59.6%		N/M	N/M	-60.7%
YoY Change		NM	36.2%	44.0%	16.2%	-46.2%	24.3%	-17.8%	75.2%	17.9%	116.7%	48.6%	167.7%	75.4%	N/M	125.0%	-55.8%

Ratios
Gross profit margin	21.0%	27.9%	31.9%	28.7%	36.5%	34.8%	30.9%	30.2%	27.3%	26.9%	28.1%	27.6%	28.3%	27.7%	25.7%	24.8%	23.2%
Operating margin	4.0%	11.7%	16.2%	11.3%	18.2%	15.4%	16.3%	15.8%	14.1%	13.0%	17.7%	14.3%	15.5%	15.1%	12.3%	11.8%	8.6%
Net margin	(8.3%)	(17.5%)	(14.5%)	(19.8%)	(14.2%)	(19.0%)	(23.3%)	(18.7%)	(20.0%)	(16.2%)	(26.3%)	(32.7%)	90.2%	3.9%	4.5%	(36.3%)	(30.3%)
EBITDA margin	23.3%	28.2%	31.5%	29.3%	35.3%	30.7%	32.4%	33.1%	32.2%	30.3%	34.8%	31.6%	31.7%	32.1%	28.8%	28.8%	26.4%
Capex/Sales	18.0%	15.7%	17.1%	17.6%	16.3%	17.4%	19.8%	17.7%	14.9%	13.4%	13.4%	11.8%	9.4%	12.0%	14.2%	12.7%	17.0%

8 of 13 Key financial metrics

	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
NIS Millions	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Bezeq Group
Other Operating Expenses (Income), Net

Profit from increase to controlling stake in Yes	-	-	(12)	-	-	-	-	-	-	-	-

Profit from the sale of shares in Coral Tel Ltd.	-	(582)	-	-	-	-	-	-	-	-	-

Profit from the sale of property, plant and equipment (mainly real estate)*	(120)	(167)	(234)	(11)	(29)	(22)	(45)	(107)	(6)	(13)	(45)

Proft from copper sales	(47)	(8)	-	-	-	-	-	-	-	-	-

Provision (cancellation)-contingent liabilities, net	-	(23)	34	-	-	-			-	-	-

Provision for early retirement	90	176	117	1	14	3	78	96	-	-	3

Expenses for a collective agreement at Pelephone	61	18	-	-	-	-	-	-	-	-	-

Loss from the discontinuation of a software development project	1	-	-	-	-	-	-	-	-	-	-

Other	-	-	-	15	3	(7)	-	11	2	12	19

Total other operating expenses (income), net	(15)	(586)	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)

*   Includes profit from copper sales beginning Q1 2015

9 of 13 Other expenses (income), net

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Bezeq Fixed-Line
Key Performance Indicators

Total outgoing minutes (in millions)	14,711	13,260	12,017	10,699	9,758	8,694	7,047	6,200	5,607	1,316	1,257	1,297	1,139	5,009	1,180	1,100	1,134
QoQ Change										-4.6%	-4.5%	3.2%	-12.2%		3.6%	-6.8%	3.1%
YoY Change		-9.9%	-9.4%	-11.0%	-8.8%	-10.9%	-18.9%	-12.0%	-9.6%	-9.8%	-10.0%	-5.5%	-17.4%	-10.7%	-10.3%	-12.5%	-12.6%

Total incoming minutes (in millions)	6,411	6,691	6,718	6,547	6,240	6,225	6,115	5,829	5,628	1,348	1,314	1,383	1,252	5,297	1,281	1,220	1,266
QoQ Change										-3.9%	-2.5%	5.3%	-9.5%		2.3%	-4.8%	3.8%
YoY Change		4.4%	0.4%	-2.5%	-4.7%	-0.2%	-1.8%	-4.7%	-3.4%	-5.7%	-5.2%	-1.9%	-10.8%	-5.9%	-5.0%	-7.2%	-8.5%

Total access lines (in 000's)	2,749	2,604	2,483	2,366	2,367	2,268	2,216	2,205	2,181	2,167	2,151	2,137	2,119	2,119	2,100	2,077	2,061
QoQ Change										-0.6%	-0.7%	-0.7%	-0.8%		-0.9%	-1.1%	-0.8%
YoY Change		-5.3%	-4.6%	-4.7%	0.0%	-4.2%	-2.3%	-0.5%	-1.1%	-1.9%	-2.4%	-2.6%	-2.8%	-2.8%	-3.1%	-3.4%	-3.6%
QoQ Line change (000's)										(14)	(16)	(14)	(18)	(62)	(19)	(23)	(16)

Average revenue per line (ARPL) (in NIS)	N/A	111	109	109	85	81	74	63	60	59	58	58	56	58	57	55	56
QoQ Change										-1.7%	-1.7%	0.0%	-3.4%		1.8%	-3.5%	1.8%
YoY Change			-1.8%	0.0%	-22.0%	-4.7%	-8.6%	-14.9%	-4.8%	-3.3%	-3.3%	-3.3%	-6.7%	-3.3%	-3.4%	-5.2%	-3.4%

Churn rate (telephony)	9.5%	N/A	N/A	N/A	11.6%	15.3%	13.1%	11.1%	10.1%	2.9%	2.4%	2.6%	2.4%	10.4%	2.8%	2.4%	2.4%

Broadband Internet lines (in 000's)- Total	963	1,005	1,035	1,066	1,111	1,169	1,263	1,364	1,479	1,503	1,521	1,539	1,558	1,558	1,580	1,593	1,608
QoQ Change										1.6%	1.2%	1.2%	1.2%		1.4%	0.8%	0.9%
YoY Change		4.4%	3.0%	3.0%	4.2%	5.2%	8.0%	8.0%	8.4%	8.1%	7.3%	6.3%	5.3%	5.3%	5.1%	4.7%	4.5%
QoQ Line change (000's)										24	18	18	19	79	22	13	15

Broadband Internet lines (in 000's)-Wholesale	-	-	-	-	-	-	-	-	244	290	323	347	377	377	414	444	484
QoQ Change										18.9%	11.4%	7.4%	8.6%		9.8%	7.2%	9.0%
YoY Change										2536.4%	314.1%	96.0%		54.5%	42.8%	37.5%	39.5%
QoQ Line change (000's)										46	33	24	30	133	37	30	40
Wholesale subs as % of total broadband subs									16.5%	19.3%	21.2%	22.5%	24.2%	24.2%	26.2%	27.9%	30.1%

Broadband Internet lines (in 000's) - Retail	963	1,005	1,035	1,066	1,111	1,169	1,263	1,364	1,235	1,213	1,198	1,192	1,181	1,181	1,166	1,149	1,124
QoQ Change										-1.8%	-1.2%	-0.5%	-0.9%		-1.3%	-1.5%	-2.2%
YoY Change		4.4%	3.0%	3.0%	4.2%	5.2%	8.0%	8.0%	-9.5%	-12.0%	-10.6%	-6.2%	-4.4%	-4.4%	-3.9%	-4.1%	-5.7%
QoQ Line change (000's)										(22)	(15)	(6)	(11)	(54)	(15)	(17)	(25)

Broadband Internet ARPU (in NIS) - Retail	64	67	69	75	80	81	84	84	88	91	90	89	90	90	91	91	91
QoQ Change										2.2%	-1.1%	-1.1%	1.1%		1.1%	0.0%	0.0%
YoY Change		4.7%	3.0%	8.7%	6.7%	1.3%	3.7%	0.0%	4.8%	4.6%	2.3%	1.1%	1.1%	2.3%	0.0%	1.1%	2.2%
Average broadband speed per subscriber (end of period, Mbps)	1.7	2.2	2.7	4.3	6.7	9.6	18.1	32.5	37.8	38.9	40.2	41.8	43.2	43.4	45.1	47.2	49.5
QoQ Change										2.9%	3.3%	4.0%	3.3%		4.4%	4.7%	4.9%
YoY Change		29.4%	22.7%	59.3%	55.8%	43.3%	88.5%	79.6%	16.3%	17.2%	15.2%	13.9%	14.3%	14.8%	15.9%	17.4%	18.4%

Number of employees	7,614	7,530	7,364	7,216	7,076	7,422	6,479	5,964	5,896	N/A	N/A	N/A	5,649	5,649	N/A	N/A	N/A
YoY Change		-1.1%	-2.2%	-2.0%	-1.9%	4.9%	-12.7%	-7.9%	-1.1%					-4.2%

Market share - Internet	N/A	N/A	59%	59%	59%	60%	63%	66%	68%	N/A	N/A	N/A	N/A	69%	N/A	N/A	N/A
Market share - telephony (private sector)	N/A	N/A	72%	65%	63%	59%	57%	56%	56%	N/A	N/A	N/A	N/A	55%	N/A	N/A	N/A
Market share - telephony (business sector)	N/A	N/A	82%	78%	76%	75%	74%	74%	74%	N/A	N/A	N/A	N/A	73%	N/A	N/A	N/A

10 of 13 KPIs

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017
Pelephone
Key Performance Indicators

Total Subscribers (in 000's)	2,622	2,649	2,766	2,857	2,847	2,800	2,642	2,586	2,651	2,692	2,260	2,348	2,402	2,402	2,430	2,410	2,475
QoQ Change										1.5%	-16.0%	3.9%	2.3%		1.2%	-0.8%	2.7%
YoY Change		1.0%	4.4%	3.3%	-0.4%	-1.7%	-5.6%	-2.1%	2.5%	5.0%	-11.9%	-8.6%	-9.4%	-9.4%	-9.7%	6.6%	5.4%
QoQ subscriber change (000's)										41	(432)	88	54	(249)	28	(20)	65

Prepaid Subscribers (in 000's)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	836	925	N/A	N/A	N/A	733	733	N/A	N/A	N/A
YoY Change
ARPU (in NIS)	N/A	N/A	N/A	111	107	95	86	78	64	57	68	68	62	63	60	61	63
QoQ Change										-5.0%	19.3%	0.0%	-8.8%		-3.2%	1.7%	3.3%
YoY Change					-3.6%	-11.2%	-9.5%	-9.3%	-17.9%	-12.3%	4.6%	0.0%	3.3%	-1.6%	5.3%	-10.3%	-7.4%

Churn rate	N/A	N/A	13.8%	15.3%	22.9%	22.4%	28.6%	28.0%	25.8%	5.2%	6.2%	6.1%	6.3%	23.7%	7.9%	6.1%	6.8%

Number of employees		N/A	N/A	N/A	N/A	4,072	3,288	3,001	2,679	N/A	N/A	N/A	2,594	2,594	N/A	N/A	N/A
YoY Change							-19.3%	-8.7%	-10.7%					-3.2%

Market share	29.2%	28.6%	29.0%	28.9%	29.0%	28.2%	26.3%	25.5%	25.2%	N/A	N/A	22.7%	N/A	N/A	N/A	N/A	N/A
Bezeq International

Key Performance Indicators

Number of employees	2,621	2,325	2,445	2,112	2,262	2,102	2,007	1,932	1,966	N/A	N/A	N/A	1,905	1,905	N/A	N/A	N/A
QoQ Change
YoY Change		-11.3%	5.2%	-13.6%	7.1%	-7.1%	-4.5%	-3.7%	1.8%					-3.1%

Churn rate (ISP)	N/A	N/A	14.8%	12.7%	12.6%	18.4%	18.0%	17.0%	17.3%	5.2%	4.5%	5.5%	5.2%	20.4%	5.3%	5.0%	6.3%

Market share - ISP	36.0%	36.0%	36.0%	35.9%	37.5%	38.8%	40.6%	42%	44%	N/A	N/A	N/A	N/A	44%	N/A	N/A	N/A

Market share - ILD (Outgoing)	36.0%	36.0%	31.0%	30.7%	30.0%	24.6%	21.2%	23%	21%	N/A	N/A	N/A	N/A	21%	N/A	N/A	N/A
yes

Key Performance Indicators

Subscribers (in 000's)	549	560	571	578	586	578	600	630	635	629	623	618	614	614	608	603	597
QoQ Change										-0.9%	-1.0%	-0.8%	-0.6%		-1.0%	-0.8%	-1.0%
YoY Change		2.0%	2.0%	1.2%	1.4%	-1.4%	3.8%	5.0%	0.8%	-0.5%	-2.0%	-3.0%	-3.3%	-3.3%	-3.3%	-3.2%	-3.4%
QoQ subscriber change (000's)										(6)	(6)	(5)	(4)	(21)	(6)	(5)	(6)

ARPU (in NIS)	217	228	226	230	232	234	233	234	233	231	231	233	237	233	232	229	226
QoQ Change										-1.7%	0.0%	0.9%	1.7%		-2.1%	-1.3%	-1.3%
YoY Change		5.1%	-0.9%	1.8%	0.9%	1.0%	-0.4%	0.4%	-0.4%	-0.4%	0.0%	0.0%	0.9%	0.0%	0.4%	-0.9%	-3.0%

Churn rate	N/A	N/A	13.3%	13.0%	11.9%	15.4%	13.5%	12.8%	13.9%	4.2%	3.6%	4.5%	3.6%	15.9%	4.3%	3.8%	4.8%

Number of employees	N/A	1,999	2,158	2,229	2,227	2,276	2,208	2,042	1,984	N/A	N/A	N/A	1,753	1,753	N/A	N/A	N/A
YoY Change			8.0%	3.3%	-0.1%	2.2%	-3.0%	-7.5%	-2.8%					-11.6%

Mkt share	37%	38%	38%	39%	40%	39%	40%	42%	42%	N/A	N/A	N/A	N/A	40%	N/A	N/A	N/A

11 of 13 KPIs

Bezeq - The Israel Telecommunication Corp. Ltd.

Bezeq Group Dividends

Dividend History
Dividend Distribution date	Total Amount (NIS m)	Dividend per share (NIS)	Dividend Type
October 16, 2017	708	0.26	Semi-Annual Dividend
May 29, 2017	578	0.21	Semi-Annual Dividend
October 6, 2016	665	0.24	Semi-Annual Dividend
May 30, 2016	776	0.28	Semi-Annual Dividend
October 26, 2015	933	0.34	Semi-Annual Dividend
May 27, 2015	844	0.31	Semi-Annual Dividend
October 2, 2014	1,267	0.46	Semi-Annual Dividend
April 23, 2014	802	0.29	Semi-Annual Dividend
September 15, 2013	500	0.36	Special Dividend (6 of 6)
September 15, 2013	969	0.18	Semi-Annual Dividend
May 13, 2013	500	0.18	Special Dividend (5 of 6)
May 13, 2013	861	0.32	Semi-Annual Dividend
October 10, 2012	500	0.18	Special Dividend (4 of 6)
October 10, 2012	997	0.37	Semi-Annual Dividend
May 21, 2012	500	0.18	Special Dividend (3 of 6)
May 21, 2012	1,074	0.40	Semi-Annual Dividend
October 5, 2011	500	0.18	Special Dividend (2 of 6)
October 5, 2011	992	0.37	Semi-Annual Dividend
May 19, 2011	500	0.19	Special Dividend (1 of 6)
May 19, 2011	1,163	0.43	Semi-Annual Dividend
October 7, 2010	1,280	0.48	Semi-Annual Dividend
May 3, 2010	2,453	0.92	Semi-Annual Dividend
October 5, 2009	1,149	0.43	Semi-Annual Dividend
May 24, 2009	792	0.30	Semi-Annual Dividend
October 29, 2008	835	0.32	Semi-Annual Dividend
April 28, 2008	679	0.26	Semi-Annual Dividend
October 15, 2007	760	0.29	Semi-Annual Dividend
February 26, 2007	1,800	0.69	Special Dividend
January 9, 2007	300	0.12	Semi-Annual Dividend
October 30, 2006	400	0.15	Semi-Annual Dividend
April 16, 2006	1,200	0.46	Semi-Annual Dividend

12 of 13 Dividends

Bezeq The Israel Telecommunication Corp. Limited

GLOSSARY

Glossary

EBITDA	=	Earnings Before Interest, Taxes, Depreciation & Amortization; ttm = trailing twelve months
Adjusted EBITDA	=	EBITDA excluding other operating income/expenses
Free cash flow	=	Operating cash flows less net capital expenditures
Net capital expenditures	=	Purchase of property, plant & equipment (PPE), plus investments in intangible assets, less proceeds from the sale of PPE
ARPL	=	Average revenue per line
ARPU	=	Average revenue per user
MOU	=	Minutes of use
N/A	=	Not available
N/M	=	Not meaningful

13 of 13 Glossary